Exhibit (h)(6)

SUPPLEMENT

TO

MASTER TRANSFER AGENCY AND SERVICE AGREEMENT

The Master Transfer Agency and Service Agreement dated and effective as of April 4, 2014 (the “Agreement”), by and between State Street Bank and Trust Company (the “Bank”), a Massachusetts trust company, and each investment company identified on Schedule A thereto (each a “Trust” and collectively, the “Trusts”), which may be amended from time to time, is hereby supplemented as of April 4, 2014 in the manner set forth below (the “Supplement”):

WHEREAS, the USA PATRIOT Act of 2001, and the regulations and rules promulgated thereunder (collectively, the “USA PATRIOT Act”), imposes anti-money laundering requirements on financial institutions;

WHEREAS, each Trust has developed and implemented written anti-money laundering policies and procedures (the “Trust’s AML Procedures”) that are reasonably designed to comply with applicable anti-money laundering (“AML”) laws and regulations, including, as applicable, the U.S. Bank Secrecy Act, as amended by the USA PATRIOT Act;

WHEREAS, each Trust’s AML Procedures incorporates investor identification procedures and the U.S. Treasury’s Office of Foreign Assets Control (“OFAC”) compliance procedures;

WHEREAS, each Trust is permitted under applicable law and regulation to delegate certain aspects of its AML obligations to a suitable third-party service provider;

WHEREAS, each Trust desires to delegate to the Bank the performance of certain AML and OFAC functions (the “Delegated Functions”) and the Bank desires to accept such delegation, which will be performed by its Transfer Agency department (hereinafter, the “Transfer Agent”).

WHEREAS, in performing the Delegated Functions the Transfer Agent will follow its AML procedures (hereinafter “Transfer Agent’s AML Procedures”) that are compliant with the Bank’s AML program (hereinafter “Bank’s AML Program”).

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter contained, the parties hereby agree to supplement the Agreement pursuant to the terms thereof by adding the following provisions:

1.	Duties:

1.1	Duties of each Trust. Each Trust shall perform the following functions:

(a) Notice. The Trust or its agent shall provide notice to the Trust’s prospective investors that information is being requested to verify their identity in order to combat money laundering and terrorist financing.

(b) Information Collection. The Trust or its agent, which may be the Bank, shall obtain identifying information from the Trust’s investors (each investor in the Trust being a “Trust Investor”), under applicable laws and regulations, which includes, at a minimum: (i) full legal name, (ii) date of birth (if applicable), (iii) physical address and (iv) a taxpayer identification number, an Individual/ International Taxpayer Identification Number or other government-issued identifier for individuals and equivalent information for entities.

1.2	Functions Delegated to the Bank. The Bank shall perform the following functions:

(a) Information Collection. Each Trust hereby delegates the function of Information Collection as set forth in Section 1.1(b) above to the Bank.

(b) OFAC Compliance. Except as otherwise agreed in writing between the parties hereto, the Bank shall screen the name and address information of new and existing Trust Investors against lists of known or suspected terrorists or terrorist organizations made available to the Bank in accordance with the Bank’s AML Program and all U.S. federal government directives related to such lists. These lists include, but are not limited to, those prepared by the OFAC of the U.S. Department of the Treasury which administers and enforces economic and trade sanctions against targeted foreign countries, terrorism sponsoring organizations and international narcotics traffickers based on U.S. foreign policy and national security goals. Such screening shall occur in accordance with the Transfer Agent’s AML Procedures. In the event that a new or existing Trust Investor matches a name contained on the OFAC list and the Bank cannot resolve such match in accordance with the Transfer Agent’s AML Procedures, the Bank shall not accept such Trust Investor’s subscription or shall freeze such Trust Investor’s subscription funds unless directed otherwise by a U.S. federal government agency and will promptly inform an officer or agent of the applicable Trust designated by such Trust to be its authorized contact for such purposes (the “Designated Contact”) of the foregoing circumstances and such Trust shall take such other action as may be required by applicable law or regulation, as well as its own AML procedures. In the event that a new or existing Trust Investor matches a name contained on lists other than the OFAC list and the Bank cannot resolve such match in accordance with the Transfer Agent’s AML Procedures, the Bank shall inform the Trust’s Designated Contact of the foregoing circumstances who shall instruct the Bank on the actions the Designated Contact wishes the Bank to take which may include no action, accepting the Trust Investor’s subscription funds and rating the account as higher risk, not accepting such Trust Investor’s subscription, or freezing or liquidating such Trust Investor’s subscription funds. Notwithstanding such instruction, the Bank will take such action as it is required to take under applicable law.

(c) Identity Verification for Trust Investors. The Transfer Agent shall be responsible for verifying the customer identification procedures (“CIP”) information of any prospective Trust Investor as recorded on the Transfer Agent’s record keeping systems. To the extent the Transfer Agent’s CIP Procedures require documentary identity verification for any Trust Investor, such as government-issued identification cards, passports, utility bills or organizational documents, the Transfer Agent shall ensure that such information or documentation is requested. In the event that insufficient information or documentation is provided by the prospective Trust Investor, the Transfer Agent shall promptly contact the Trust’s Designated Contact to seek further instructions.

(d) Transaction Monitoring and Suspicious Activity Reporting. The Bank shall maintain internal control procedures to monitor transactions in Trust Investor accounts using a risk-based approach. The Bank shall use the definitions provided in the applicable rules and regulations promulgated under the Bank Secrecy Act, as amended by the USA PATRIOT Act, to determine what activity may be suspicious. Any suspicious activity identified shall be reported to the Bank’s AML Compliance Officer who shall take the necessary action under the Bank’s AML Program. The Bank’s AML Compliance Officer will determine whether information related to the activity in question may be shared with the Trust’s Designated Contact. The Bank’s AML Compliance Officer will determine whether it is appropriate to file a suspicious activity report (“SAR”) on behalf of the Bank. Any such SAR will be filed with the applicable regulatory agencies within established regulatory agency deadlines. In addition, the Bank’s AML Compliance Officer may share a SAR with the Trust’s AML Compliance Officer provided that: (1) a sharing agreement has been executed between each Trust and the Bank; (2) the Bank’s AML Compliance Officer can ascertain that such Trust’s AML Compliance Officer was not a party to the suspicious activity that is the subject of the SAR; and (3) the confidentiality requirements set forth in Paragraph (e) below will be met.

(e) Confidentiality. Each Trust’s AML Compliance Officer: (1) agrees that each SAR shared by the Bank’s AML Compliance Officer shall be held in the strictest confidence except to the extent that further sharing is permitted by applicable laws, rules or regulations; and (2) represents that such Trust has implemented controls and procedures to ensure and enforce such confidentiality obligation. The undertakings and obligations contained in this Paragraph (e) are in addition to the undertakings and obligations contained in Section 10.1 of the Agreement and shall survive the termination or expiration of this Supplement and the Agreement.

(f) Recordkeeping. The Bank will create and retain the records required by the Bank’s AML Program and the Transfer Agent will document the performance of the Delegated Functions in accordance with, and for the periods required by, applicable U.S. law or regulation.

1.3	Introducer Letters.

(a) Each Trust hereby instructs the Bank not to perform the Delegated Functions if a verified member (the “Introducer”) of the Financial Industry Regulatory Authority (“FINRA”) introduces an investor to the Bank pursuant to a valid introducer letter.

(b) Each Trust agrees that the Trust, and not the Bank, will be responsible for determining whether an introducer letter is valid. Furthermore, each Trust, and not the Bank, will be responsible for compliance with any requirements under the USA PATRIOT Act with respect to any investor(s) introduced by such Introducer if an introducer letter fails to meet any standards required by law or regulation.

(c) Each Trust has approved the introducer letters for the list of Introducers on Schedule B, attached hereto. In the event that a Trust approves one or more additional Introducers, such Trust shall notify the Bank in writing and shall provide an updated Schedule B to this Supplement. The parties agree that any such notification shall be considered an instruction under the Agreement directing the Bank not to perform the Delegated Functions for investors introduced by such Introducer(s).

2.	Certifications.

2.1	The Bank shall certify to each Trust, on an annual basis and in such form as the Bank and the Trust may mutually agree upon, that:

(a) the Bank’s AML Program is reasonably designed to prevent money laundering or the financing of terrorist activities in accordance with the Bank Secrecy Act, as amended by the USA PATRIOT Act, and other applicable U.S. rules and regulations;

(b) the Bank has designated an individual or individuals responsible for implementing and monitoring the Bank’s AML Program;

(c) the Bank has provided, and will continue to provide, ongoing training for the appropriate personnel with respect to the Bank’s AML Program;

(d) the Bank provides for periodic, but at a minimum annual, independent testing of the Bank’s AML Program;

(e) the Bank has performed the functions it has agreed to perform pursuant to this Agreement.

2.2	Upon request, which generally will not exceed more than once annually, each Trust shall certify to the Bank in such form as the Bank and the Trust may mutually agree upon, that:

(a) the Trust understands that the Bank’s AML Program and the Transfer Agent’s AML Procedures were developed and implemented, and will be maintained, in accordance with the U.S. Bank Secrecy Act, as amended by the USA PATRIOT Act; and

(b) the Trust and its Trustees agree that none of them will act or fail to act in a manner that they know or should have known violates AML laws and regulations applicable to the Trust.

3.	Consent to Examination

3.1	Upon reasonable request, the Transfer Agent will provide to the fullest extent permitted by U.S. law, each Trust or its authorized agents with information obtained and held with respect to Trust Investors of such Trust; reasonable access to such information; or to otherwise satisfy themselves of the suitability of the Transfer Agent to act as their delegate and of the reliability of the Transfer Agent’s systems and procedures to ensure compliance with applicable U.S. anti-money laundering laws and regulations. Each Trust will reimburse the Transfer Agent for reasonable expenses incurred in providing such access to such Trust consistent with the written fee schedule between the parties.

3.2	Each party further understands and acknowledges that the records maintained under the Transfer Agent’s AML Procedures may be subject, from time to time, to examination and/or inspection by U.S. federal regulators or the Bank’s auditors as part of the periodic testing of the Trusts’ Delegated Functions.

3.4	In addition, each party understands and acknowledges that the records maintained by the Bank with respect to the Delegated Functions may be subject, from time to time, to examination and/or inspection by a Trust’s regulatory authorities. For purposes of such examination and/or inspection, the Bank will use its reasonable efforts to provide to the Trust or to otherwise make available, during normal business hours, all required records and information concerning the Delegated Functions that the Bank performs under this agreement for review by such regulatory authorities promptly upon reasonable request. Each Trust shall provide the Bank with notice of any pending or planned examinations and/or inspections as soon as practicable after such Trust is notified.

3.5	The Bank shall (i) provide to each Trust, upon such Trust’s request, a written summary of the Bank’s AML Program, which such Trust may use as written evidence of the Bank’s suitability to perform the relevant functions on behalf of such Trust and (ii) provide information obtained and held with respect to prospective and existing investors in such Trust to the Trust, upon request, so that such Trust may comply with applicable AML laws and regulations, as well as requests from its regulators and other law enforcement authorities.

4.	No Delegation of The Trust’s Anti-Money Laundering Responsibility

4.1	Each Trust understands and agrees that the Bank’s only responsibilities under this Supplement are in performing the Delegated Functions as set forth herein and that such Trust is ultimately responsible for ensuring that it is compliant with its own anti-money laundering obligations.

4.2	Each Trust understands and agrees that, notwithstanding the Bank’s agreement to perform the Delegated Functions, the Bank shall be ultimately responsible for, and have complete discretion in, ensuring that it is compliant with its own anti-money laundering obligations.

5.	Miscellaneous

5.1	This Supplement to the Agreement supersedes in its entirety Section 1.5 of the Agreement and supersedes any prior agreement with respect to the subject matter hereof whether oral or written. In all other regards, the terms and provisions of the Agreement between the parties hereto shall continue to apply with full force and effect.

5.2	Either party may terminate this Supplement upon sixty (60) days’ written notice to the other party. Further, this Supplement will terminate with respect to any Fund (as defined in the Agreement) or the Trust automatically upon any termination of the Agreement with respect to such Fund or the Trust as applicable.

5.3	The parties acknowledge that the obligations of each Trust on behalf of each of its Funds hereunder are several and not joint, that no Trust shall be liable for any amount owing by another Trust and no Fund shall be liable for any amount owing by another Fund and that such Trust has executed one instrument for convenience only.

5.4	Each party represents to the other that the execution and delivery of this Supplement has been duly authorized.

IN WITNESS WHEREOF, each of the parties has caused this Supplement to be executed in its name and behalf by its duly authorized representative.

STATE STREET BANK AND TRUST COMPANY

By:	/s/ Michael F. Rogers
Name:	Michael F. Rogers
Title:	Executive Vice President

EACH OF THE ENTITIES SET FORTH ON SCHEDULE A HERETO

By:	/s/ Ian J. Sandler
Name:	Ian J. Sandler
Title:	Chief Legal Officer

Schedule A

LIST OF TRUSTS AND FUNDS

Carlyle Select Trust

Carlyle Enhanced Commodity Real Return Fund

Carlyle Core Allocation Fund

A-1

Schedule B

Approved Introducers:

None.

B-1